Gary R. Henrie
Attorney at Law

10616 Eagle Nest Street Telephone: 702-616-3093
Las Vegas, NV 89141 Facsimile: (435) 753-1775
E-mail: grhlaw@comcast.net

February 7, 2005

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Stinger Systems, Inc.
Form S-1 filed February 7, 2005
File No. 333-122583

To Whom It May Concern:

On February 4, 2005, Stinger Systems, Inc.’s Form S-1 was accepted by the Securities and Exchange Commission for a filing date of February 7, 2005. This Amendment No. 1 to that filing is provided to add some summary financial data, two exhibits and several other minor edits that were left out of the initial filing. We respectfully request that the staff review this Amendment No. 1 in its initial review.

Please contact me at 702-616-3093 with any questions.

Very truly yours,

/s/ Gary R. Henrie
Gary R. Henrie